BLUE POWER ENERGY CORPORATION

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

03 APR 15 7:21



April 3, 2003

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2213

Please find two copies of the unaudited Interim Financial Statements for the nine months ended February 28th, 2003 for your public files.

If you have any questions in regard to the foregoing, please contact the undersigned.

Yours truly,

BLUE POWER ENERGY CORPORATION

Per: George A. Duguay

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

GAD/cd

Encl.

dw 5/30

BLUE POWER ENERGY CORPORATION

BALANCE SHEETS

(PREPARED BY MANAGEMENT)

	February 28, 2003 (Unaudited)	May 31, 2002 (Audited)
ASSETS		
Current		
Cash	$ 3,053	$ 5,231
Accounts receivable	32,710	6,839
	$ 35,763	$ 12,070
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 37,497	$ 9,270
Shareholders' Equity		
Capital Stock		
Authorized		
Unlimited number of non-participating, redeemable, voting Class B preference shares		
Unlimited number of Class C preference shares, issuable in series		
Unlimited number of common shares		
Issued		
3,825,873 Common shares	1,891,544	1,891,544
Contributed Surplus	1,035	1,035
Deficit	(1,894,313)	(1,889,779)
	(1,734)	2,800
	$ 35,763	$ 12,070

Responsibility for Financial Statements

The accompanying financial statements for Blue Power Energy Corporation have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2002 audited financial statements. Only changes in accounting policies have been disclosed in these financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependant upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

BLUE POWER ENERGY CORPORATION

(PREPARED BY MANAGEMENT - UNAUDITED)

STATEMENTS OF OPERATIONS AND DEFICIT

	Three Months Ended February 28, 2003	Three Months Ended February 28, 2002	Nine Months Ended February 28, 2003	Nine Months Ended February 28, 2002
Expenses:				
Accounting and corporate services	$ 350	$ 3,500	$ 3,539	$ 11,900
Consulting	-	1,522	-	6,043
Shareholder relations	1,382	1,596	3,634	3,992
Legal and audit fees	250	-	3,750	450
Management fees	6,000	6,000	18,000	18,000
Recovery of expenses	-	-	(26,182)	-
Miscellaneous	116	532	1,793	4,111
	8,098	13,150	4,534	44,496
Less interest income	-	-	-	(1,567)
Net loss for the period	(8,098)	(13,150)	(4,534)	(42,929)
DEFICIT, beginning of period	(1,886,215)	(1,873,567)	(1,889,779)	(1,843,788)
DEFICIT, end of period	$ (1,894,313)	$ (1,886,717)	$ (1,894,313)	$ (1,886,717)
Loss per share (Note 3)	$ 0.00	$ 0.00	$ 0.00	$ 0.01

STATEMENTS OF CASH FLOWS

	Three Months Ended February 28, 2003	Three Months Ended February 28, 2002	Nine Months Ended February 28, 2003	Nine Months Ended February 28, 2002
CASH (USED IN) PROVIDED BY				
OPERATING ACTIVITIES				
Loss for the period	$ (8,098)	$ (13,150)	$ (4,534)	$ (42,929)
Adjustment for:				
Gain on sale of assets	-	-	-	(1,567)
Changes in non-cash working capital relating:				
Accounts receivable	(596)	972	(25,871)	64
Accounts payable and accrued liabilities	9,224	(592)	28,227	(14,136)
	530	(12,770)	(2,178)	(58,568)
INVESTING ACTIVITIES				
Proceeds from sale of assets	-	-	-	57,567
CHANGE IN CASH	530	(12,770)	(2,178)	(1,001)
CASH, beginning of period	2,523	18,168	5,231	6,399
CASH, end of period	$ 3,053	$ 5,398	$ 3,053	$ 5,398

BLUE POWER ENERGY CORPORATION
NOTES TO FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT - UNAUDITED)
NINE MONTHS ENDED FEBRUARY 28, 2003

1. ACCOUNTING POLICIES

The management of Blue Power Energy Corporation (the "Company") have prepared these unaudited financial statements for the nine months ended February 28, 2003 in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited financial statements for the year ended May 31, 2002.

The disclosure in these interim financial statements may not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the nine months ended January 31, 2003 are not indicative of the results that may be expected for the full year ending May 31, 2003.

2. INCOME TAXES

The estimated taxable income for the period is nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2002 audited financial statements. The estimated loss for the period ended has not been recognized in these financial statements.

3. LOSS PER SHARE

Loss per share is calculated using the weighted average number of common shares outstanding during the period.

4. SEGMENTED INFORMATION

The Company has no reporting operating segment. Amounts disclosed in the financial statements relate to administrative activities only.

5. RELATED PARTY

During the nine months ended February 28, 2003 the Company accrued $18,000 as management fees to Northern Mining Properties (a partnership of the promoters of the Company) for managing and supervising the Company's activities.

SUPPLEMENT TO FINANCIAL STATEMENTS
(PREPARED BY MANAGEMENT - UNAUDITED)
NINE MONTHS ENDED FEBRUARY 28, 2003

As of March 7, 2003, there were 3,825,873 common shares outstanding.